VIA EDGAR
April 15, 2024
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Inessa Kessman
Robert Littlepage
Re:    Match Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K filed January 30, 2024
File No. 001-34148
Dear Ms. Kessman and Mr. Littlepage:
This letter includes the response of Match Group, Inc. (the “Company,” “Match Group,” “our,” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filings of the Company referenced above, which were delivered to Match Group in a comment letter dated March 20, 2024. For your convenience, we have included in this letter the text of the Staff’s comment followed by the response of the Company.
Form 10-K for the Year Ended December 31, 2023
Notes to the Consolidated Financial Statements, page 62
1.We note you have a Chief Operating Officer for Tinder, Hinge, Match Group (Asia), and Evergreen & Emerging Brands. Tell us how those leaders align with your segment structure. Disclose the factors used to identify your reportable segments, including whether operating segments have been aggregated. We refer to the guidance in ASC 280-10-50-21. Also, please describe the disaggregated financial information the CODM receives, the frequency it is provided, and how it is used by the CODM. In your response, specifically tell us what financial information the CODM receives about each business / brand, if any. Finally, tell us what disaggregated financial information is provided to the Board of Directors.
Response: The Company respectfully submits that it consists of one operating segment based on the guidance in ASC 280 and management’s approach to making key operating decisions and assessing performance, which are based primarily on consolidated revenue and profitability metrics.
In response to the Staff’s comment and to further clarify the determination of our reportable segment conclusion to readers of our consolidated financial statements, the

Company respectfully submits that in its future Form 10-K and 10-Q filings with the Commission, it will explicitly state that the operating segment and reportable segment are the same.
Match Group operates under a portfolio approach which offers various social connection apps with very similar offerings which feature a profile set up, discovery of matches, post-match experience, and paid subscription and à la carte features. While some of our apps (which we also call brands) are focused on a specific target audience based on age, sexual orientation, ethnicity or race, religion, and/or relationship intent, there is a significant amount of overlap in the customer base for our apps. In fact, our users frequently engage with more than one of our apps whether consecutively or concurrently. The underlying purpose of our apps overlap, therefore many of our apps could easily be substituted for one another.
We have identified our operating segment at the overall Match Group level because the Chief Operating Decision Maker (the “CODM”) assesses performance and allocates resources at this level given the similarity in the business model, risks, service offerings, and technology among the brands. Our primary focus is to manage our portfolio to maximize our consolidated market share and revenue growth regardless of our individual brands, while attaining consolidated profitability targets, as further described below.
Each of the four brands or brand groupings mentioned in the Staff’s comment, which are Tinder, Hinge, Match Group Asia, and Evergreen & Emerging Brands (each, a “Brand Group”), has a Chief Executive Officer (collectively the “Brand CEOs”) who oversees the day-to-day operations and go-to-market strategy for their respective Brand Group. These leaders report directly to Bernard Kim, Chief Executive Officer of Match Group, who we consider the Company’s CODM. Other direct reports of the CODM include Match Group’s President & Chief Financial Officer, Chief Legal Officer, Chief People Officer, and Chief Technology Officer (collectively the “Functional Leaders”). The CODM’s interactions with the Brand CEOs are focused on product innovation, brand positioning and monetization initiatives, which are critical to driving revenue expansion for our business. While the Brand CEOs are empowered with the authority to manage and grow their respective Brand Group, they are subject to and limited by strategic and budgetary oversight from the CEO and central Functional Leaders. The primary role of the Brand CEOs is to drive users and revenue for their respective Brand Groups. The Functional Leaders who report directly to the CODM manage their respective functions on an enterprise-wide basis given the brands all have very similar risks and strategies.
There are multiple examples of key initiatives being driven from the CODM for application across the portfolio of brands. For instance, our Chief Technology Officer is currently working across our portfolio at the direction of our CODM on a variety of artificial intelligence initiatives to drive product innovation and, ultimately, revenue expansion. There are also numerous other functions that are centralized to be an efficient use of resources and avoid duplicative efforts across the portfolio of brands, which underpins the approach to managing profitability and overall decision making at the consolidated level.

Below are a few significant examples that allow the CODM to make decisions and assess performance at the Match Group level:
•Our apps are almost exclusively accessed through the Apple App Store and the Google Play Store. We rely on these key partners to distribute and process payments for our apps. Our relationships with these key vendors are managed centrally and any beneficial or adverse impacts from our relationships with these distribution partners or changes to their policies would impact all Match Group apps. In-app purchases fees represent our single largest expense and totaled over $600 million in 2023.
•We rely on cloud-based, hosted web service providers, such as Amazon Web Services and Google Cloud Platform, in connection with the provision of our services generally, as well as to facilitate and process certain transactions with our users. These contractual arrangements are managed centrally to leverage the combined efficiencies of scale and boost consolidated profitability.
•Certain internally developed technology assets and capabilities are utilized by multiple brands across the portfolio. We also frequently deploy new monetization features (e.g., subscription or à la carte features) to various brands across the portfolio when they have been proven to be successful.
•Over the past several years, Match Group has been centralizing additional functions, such as Trust & Safety and IT Security Engineering, to reduce duplication and redundancy across the portfolio and drive increased consolidated profitability.
Please refer to page 6 in our Form 10-K for the fiscal year ended December 31, 2023 where the centralized functions are further discussed under the heading “Our Portfolio Strategy.”
Match Group holds annual planning meetings with each Brand Group which are attended by the CODM. In these meetings, leaders from the Brand Groups discuss their goals, initiatives, potential marketing campaigns, and revenue generating ideas. From these meetings, our centralized financial planning and analysis team, together with the Brand Group’s financial planning and analysis teams, are tasked with preparing a forecast for each Brand Group for the upcoming fiscal year, all of which are combined, along with certain enterprise function considerations, to create a consolidated Match Group forecast.
The consolidated Match Group financial forecast is then generally updated monthly throughout the year. Updates to each Brand Group’s forecasts result from monthly meetings with leaders from each Brand Group. These monthly forecast update meetings are attended by individuals from the centralized financial planning and analysis team and consist of a presentation prepared by the Brand Groups which include projections of quarterly and full-year revenue, Adjusted Operating Income (“AOI”), and key operating metrics, including number of paying users (“Payers”) and Revenue-per-Payer (“RPP”). The CODM does not generally attend the individual Brand Group forecast update meetings.

Once the monthly forecast meetings are completed, the central financial planning and analysis team holds an initial consolidated Match Group forecast meeting to review the forecast at the consolidated Match Group level with the Company’s President & Chief Financial Officer. Additional adjustments to the Brand Group level forecasts that are deemed appropriate, if any, are made at that time and the updated consolidated Match Group forecast reflecting these adjustments is then finalized.
The updated Match Group consolidated forecast is then presented to the CODM by the President & Chief Financial Officer and the central financial planning and analysis team on a monthly basis. This presentation (the “CODM Reporting Package”) only includes profitability measures at the consolidated Match Group level. Specifically, the CODM Reporting Package includes actual results and forecasted data for the following:
•Consolidated revenue;
•Consolidated AOI and AOI margins;
•Consolidated Operating Income (“OI”) and OI margins;
•Disaggregated information on revenue and cost of acquisition (“COA” or “customer acquisition”) for each Brand Group;
•Foreign exchange currency impacts on consolidated revenue and revenue at the most impacted Brand Groups (i.e., Brand Groups with significant revenue in non-USD currencies); and
•Key operating metrics (Payers and RPP) at a consolidated level and for certain individual brands.
Revenue, Payers, RPP, and COA metrics are the only metrics presented to the CODM below the consolidated level. Profitability below the consolidated level is not a measure the CODM reviews regularly nor is it utilized by the CODM when making resource allocation decisions or assessing performance.
The CODM works with the President & Chief Financial Officer and the central financial planning and analysis team to develop consolidated revenue and profitability targets. The CODM uses the information from the CODM Reporting Package to evaluate consolidated Match Group performance against our consolidated forecast. He also uses this information to understand how the various revenue-related initiatives are performing by evaluating key operating metrics such as RPP and Payer metrics. Based on input provided by the President & Chief Financial Officer and the central financial planning and analysis team, the CODM is provided with strategic options to achieve our consolidated targets during the monthly consolidated forecast meetings. After being presented with the options that would align with our strategic goals, the CODM makes the final decision on which options to implement and how resources will be allocated.
The CODM Reporting Package, particularly consolidated revenue and AOI, supplemented by disaggregated Brand Group revenue information, serves as the basis for the CODM’s performance evaluations and resource allocation decisions. The CODM does not regularly review disaggregated profitability metrics. While more detailed revenue information is regularly reviewed by the CODM at the Brand Group level, revenue information alone is not sufficient for the CODM to make resource allocation decisions at any level other than the consolidated level.

The quarterly reporting to our Board of Directors in connection with the fiscal period ended December 31, 2023 included forecasted and actual results for revenue, AOI, and OI (including AOI and OI margins) on a consolidated basis and at the Brand Group level.
The Brand Group information is included to help provide further clarity and context on the details of our overall consolidated performance and does not drive strategic decision making. The consolidated Match Group amounts are always presented prior to any Brand Group level detail, and consolidated Match Group performance remains the primary focus for both the Board of Directors and Company management.
The Board of Director information packages also generally include certain metrics and detailed business updates (e.g., new features, marketing campaigns, focus areas and initiatives, etc.) for Tinder and sometimes Hinge, which are two of our largest and fastest growing brands. These metrics may include the following, but not all are consistently presented in the materials for every period or every Brand Group:
•Payers;
•RPP;
•Number of application downloads;
•Monthly active users; and
•Registrations/new users.
Depending on recent trends in a certain period, management may include other financial information in the Board of Director materials on an ad-hoc basis for a specific Brand Group and not for others. However, this information may not necessarily be presented to the Board of Directors again or at the same level of disaggregation in subsequent periods.
The disaggregated information is provided to the Board of Directors to illustrate the driving factors behind the consolidated results. However, the primary focus is on the consolidated results of Match Group, which is evidenced by the order in which information is presented in the materials (i.e., in order of significance/prominence). Furthermore, this is only one factor in the analysis of the identification of operating segments under ASC 280, which we do not believe should be considered determinative.
While the CODM does have access to this disaggregated information in his capacity as a member of the Board of Directors, such information is provided less frequently than the monthly CODM Reporting Package. Therefore, such information cannot easily be used by the CODM to assess performance below the consolidated level on a timely basis. Furthermore, the disaggregated information provided to the Board of Directors varies meeting to meeting. Moreover for the reasons explained above, which include the similarity of our apps and users as well as the centralized nature of significant functions, the CODM utilizes the monthly consolidated results for decision making purposes, particularly regarding resource allocations and performance assessments. These factors align with the Company’s structure of one operating segment and one reportable segment.

Note 16 - Consolidated Financial Statement Detail, page 91
2.We note you reported legal settlement costs, an operating expense, within the income statement line-item "Other income (expense) net" below "Operating Income." Separately report operating and non-operating expenses on your income statement and clearly identify them as such, pursuant to Rule 5-03 of Regulation S-X.
Response: The Company acknowledges the guidance in Rule 5-03 of Regulation S-X and respectfully submits that we believe the legal settlement reflected in the income statement line item “Other income (expense)” for both 2021 and 2022 is properly reflected outside of operating income.
Both the $441.0 million loss in 2021 and the $3.5 million gain in 2022 are related to a legal settlement pertaining to a dispute over the merger of Tinder into another Match Group subsidiary and the related process to prepare an independent valuation of Tinder. The litigation related to this settlement was centered around the plaintiffs’ claim that Match Group wrongfully merged Tinder, thereby depriving certain of the plaintiffs of their contractual right to later valuations of Tinder on a stand-alone basis. Our view is that this settlement involved a claim regarding a merger of a subsidiary rather than a claim involving our operations; therefore, we classified the settlement outside of operating income within non-operating expenses. In accordance with the instructions regarding “non-operating expenses” in Regulation S-X Rule 5-03, we included in Note 16 to the consolidated financial statements for the fiscal year ending December 31, 2023 the amount related to the material non-operating expense and the nature of the transaction. Legal costs and settlements with other litigants that we believe are costs of operations, such as litigation with users of our services or litigation pertaining to the use of intellectual property, are all included within operating income.

Form 8-K filed January 30, 2024
Exhibit 99.1, page General
3.We note your presentation of a non-GAAP measure, free cash flow. Please tell us your consideration of providing disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation from the most directly comparable measure calculated in accordance with GAAP.
Response: The Company respectfully submits that the free cash flow reconciliation as required by Item 10(e)(1)(i) of Regulation S-K is included on page 26 of the exhibit.
4.We note you have provided several forward-looking non-GAAP measures, but have not provided quantitative reconciliations to the most directly comparable GAAP financial measures. Please revise your presentation in future filings to provide the required reconciliations, or, if relying on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K, provide the reason such reconciliation has not been provided, the information that is not available, and the significance of that information. Refer to Question 102.10(b) of the non-GAAP C&DI.
Response: The Company respectfully submits that each forward-looking non-GAAP measure included in the exhibit is reconciled to the applicable most directly comparable GAAP financial measure on page 26 of the exhibit.
Please do not hesitate to contact me at gary.swidler@match.com if there are any comments or questions concerning the foregoing.
Sincerely,
/s/ Gary Swidler
Gary Swidler
President and Chief Financial Officer
cc:    Jeanette Teckman, Chief Legal Officer
Match Group, Inc.
Richard D. Truesdell, Jr.
Pedro J. Bermeo
Davis Polk & Wardwell LLP